Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
September 29, 2023
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you in correspondence dated September 1, 2023 and by telephone on September 7, 2023 regarding Post-Effective Amendment No. 397 to the Registration Statement on Form N-1A for the Direxion Bitcoin Ether Strategy ETF, (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on August 2, 2023. Your comments and the Trust’s responses are set forth below.
Operations of the Ether Futures Market and Bitcoin Futures Market
1. Please supplementally confirm whether the Fund has engaged one or more Futures Commission Merchant(s) (“FCM(s)”). Please identify such FCM(s) in your response.
Registrant currently has an agreement with one FCM and is currently negotiating an agreement with another FCM to conduct transactions in bitcoin futures and ether futures as FCMs on behalf of the Fund. Registrant has provided the identities of these FCMs to the Staff supplementally.
2. Please supplementally inform us of any discussions with potential authorized participants (“APs”) or market makers for the Fund and supplementally address the following:
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confirm the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs);
Each of the Registrant’s current 26 APs would be available to act as an AP for the Fund.
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discuss the ability of APs and market makers to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its net asset value (“NAV”);
Registrant notes that APs and market makers have been able to arbitrage other crypto futures-based ETFs. Although Registrant does not have specific information on how APs and market makers have hedged their exposures to crypto futures-based ETFs and engaged in arbitrage transactions, Registrant assumes that they may have transacted on the spot markets for bitcoin and ether and in the futures market. As a result, the premiums and discounts of such other ETFs have remained relatively small, which indicates that the arbitrage mechanism is working as intended.
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discuss what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody ether or bitcoin; and
While the Registrant does not know and cannot control how an AP or market maker would arbitrage the Fund’s shares, the Registrant believes an AP or market maker would have several options, including by using shares of a non-leveraged long bitcoin or ether ETF, long positions in CME-traded bitcoin futures contracts or CME-traded ether futures contracts, or off-setting its exposure in transactions with other clients that seek exposure (i.e., AP is long and to obtain short exposure provides long exposure to a separate client). However, given that APs and market makers are currently transacting in shares of bitcoin futures ETFs, the Registrant does not believe an inability to custody spot bitcoin or ether will materially adversely impacts their ability to arbitrage the Fund’s holdings.
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discuss whether there any unique considerations or rules related to the national securities exchange on which the Fund plans to list its securities that will impact the Fund’s ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund’s operations.
In the event that the Registrant determines to launch the Fund, the Fund will operate pursuant to Rule 6c-11 under the 1940 Act and intends to list on NYSE Arca, Inc. pursuant to NYSE Arca Rule 5.2-E(j)(8). Registrant does not anticipate that there are unique considerations or rules that will impact the Fund’s investment strategy, AP relationships or the Fund’s operations.
3. Please supplementally discuss whether the Fund anticipates any capacity constraints in the ether futures market or bitcoin futures market that would limit the size of the Fund’s exposure to ether futures or bitcoin futures. Also, how would the current number of registrants looking to launch similar funds impact the ether futures market or bitcoin futures market? Explain how the Fund will monitor market capacity as new participants enter the market.

Registrant notes that currently there are capacity constraints in the bitcoin futures market and ether futures market that would limit the size of the Fund’s exposure to bitcoin futures and ether futures, such as position limits. If all registrants looking to launch similar funds enter the market, this will cause increased demand for bitcoin futures and ether futures, which the Registrant believes will increase the open interest of bitcoin and ether futures contracts, however, there is no guarantee that open interest will increase with the increased demand. In the event that Registrant launches the Fund, the Fund will monitor market capacity including trading volumes and open interest, as new participants enter the market as part of its overall risk management framework.
Valuation
4. Please supplementally explain how the Fund would value its ether futures positions or bitcoin futures positions if the Chicago Mercantile Exchange (“CME”) halted the trading of ether futures or bitcoin futures due to price limits or otherwise.
In the event that CME halted the trading of bitcoin futures or ether futures, the Fund would fair value its bitcoin futures positions or ether futures positions according to its fair valuation policies and procedures as they apply to futures contracts. Because spot bitcoin and ether would continue to trade, the Fund would be able to fair value using the current spot price of bitcoin or ether to value the bitcoin future contracts or ether future contracts, as applicable. For example, if the bitcoin future contracts are halted, the Fund would apply the percentage change in the spot price of bitcoin from the time of the halt until the end of the trading day to the price of the futures contracts based on the Fund's fair valuation policies and procedures.
Liquidity Risk Management
5. Please supplementally discuss how the Fund anticipates classifying the liquidity of ether futures investments or bitcoin futures investments and the rationale for such classification. Refer to Rule 22e-4(b)(1)(ii) of the Investment Company Act of 1940.
Registrant anticipates that bitcoin futures and ether futures will be highly liquid as they are exchange traded and the Fund reasonably expects to be able to convert them to cash in current market conditions in three business days or less without the conversion to cash significantly changing the market value of the investment. The Registrant does not believe it will be subject to liquidity constraints that would change its highly liquid classification, including due to the number of competing funds that are also entering the market at approximately the same time, which is expected to increase trading volumes and open interest in the contracts.
6. Please supplementally discuss the Fund’s plans for liquidity risk management during both normal and reasonably foreseeable stressed conditions, and the board’s consideration of liquidity risks related to the investment strategy and the appropriateness of the investment strategy for an open-end fund. Refer to Rule 22e-4(b)(1)(i) of the Investment Company Act.
Registrant regards the liquidity of each of the bitcoin futures contracts and ether futures contracts as dependent on the amount of the Fund’s holdings relative to the size of, respectively, the overall bitcoin futures market and ether futures market (i.e., the open interest) as well as the trading volume in bitcoin and ether futures contracts. Registrant does not anticipate that the Fund will hold a material amount of the open interest in either the bitcoin futures contracts or ether futures contracts for several reasons. First, the Fund’s underlying index weights bitcoin futures contracts and ether futures contracts based on the relative spot market capitalization; as a result, the Fund will not be 100% in either bitcoin futures or ether futures contracts and the amount held in either contract will fluctuate based on market capitalization. Therefore, if the market capitalization of either bitcoin or ether significantly reduces, the amount held by the Registrant will also decrease, which will inherently mitigate the Fund’s liquidity risk. Second, Registrant believes that the Fund will launch nearly contemporaneously with several competitor funds that pursue substantially similar strategies; as a result, Registrant expects the size and growth of the Fund to be naturally limited, which will further reduce both the risk of the Fund holding a material amount of the open interest in bitcoin futures contracts and/or ether futures contracts and the risk of the Fund representing a material percentage of the average daily trading volume in bitcoin futures contracts and/or ether futures contracts. For these and other reasons, the Fund’s liquidity risk management program administrator (“LPA”) currently classifies bitcoin futures contracts and ether futures contract for purposes of the Fund as highly liquid investments under Rule 22e-4. Once the Fund begins operations, however, Registrant will monitor these liquidity classifications, including if the Fund increases in size such that it holds a significant portion of open interest in the futures contracts or represents a significant portion of average daily trading volume in the futures contracts. The Fund expects that, under such circumstances, the Fund’s LPA would update the liquidity risk management program appropriately.
In approving the Fund, the Board considered, among other factors, the liquidity risks of the Fund’s investment strategy, as described by the Fund’s investment adviser, Rafferty Asset Management (“RAM”), which also serves as LPA. Regarding liquidity risks, in particular, the Board considered the points made above, including that the Fund’s underlying index would be spot market capitalization weighted and thus limit the Fund’s relative investment in the contract with smaller spot market capitalization. The Board also considered that various calculations presented by RAM regarding the assets that the Fund must gather before its positions in bitcoin futures contracts and ether futures contracts would be likely to materially impact their otherwise highly liquid nature. In addition, the Board noted the potential investments, namely currently trading bitcoin futures-based ETFs, in which the Fund may be able to invest to ensure the liquidity of the portfolio. It also considered institutional investors’ increasing interest in and trading of ether futures contracts and the LPA’s determination that the strategy was appropriate for an open-end fund. Furthermore, the Board noted that RAM operates other futures-based ETFs and that, as a result, understands the liquidity of futures markets.

7. Given the inability of exchange-traded funds (“ETFs”) to close to new investors and the capacity constraints posed by FCMs and the CME, please supplementally explain how the Fund will manage liquidity if the Fund becomes so large as to require more liquidity than the market can provide to meet potential redemptions.
Registrant included disclosure in the Fund’s prospectus explaining how the Fund will manage liquidity should the Fund become so large so to require more liquidity than the market can provide to meet potential redemptions. In addition to investing in cash-settled futures traded on the CME, the Fund may invest in registered investment companies and operating companies whose securities are registered under the Securities Exchange Act of 1934 and are publicly traded that invest in or have exposure to bitcoin futures and/or ether futures. In the event that the market for bitcoin futures and ether futures is illiquid, the Fund will utilize these other investments to pursue its investment objective.
Derivatives Risk Management
8. Please supplementally provide an outline of the Fund’s plans for complying with Rule 18f-4 of the Investment Company Act, including a preliminary overview of the key elements of the derivatives risk management program, and confirm that the Fund will use a relative VaR test. Please also identify the designated reference portfolio used in the Fund’s relative VaR test.
The Board of Trustees of the Trust has appointed a derivatives risk manager and adopted policies and procedures as part of the derivatives risk management program. The Trust will utilize a third-party to provide certain services related to the value at risk (“VaR”) calculations, stress testing and backtesting required by the Rule. The Fund will use a designated index as its designated reference portfolio in order to comply with the relative VaR test. The derivatives risk manager has approved the S&P Cryptocurrency MegaCap CME Futures Index (the “Index”) as the designated index as the Index is a market-capitalization weighted index designed to measure the performance of the CME bitcoin and CME ether futures markets.
Although the Index consists of bitcoin futures and ether futures, the Index is not leveraged. As noted in the adopting release to Rule 18f-4, “[w]hether a particular index is ‘leveraged’ . . . depend[s] on the economic characteristics of the index’s constituents, and not just on whether some or all of the constituents are derivatives. An index [is] leveraged if, for example, the derivatives included in the index multiply the returns of the index or index constituents.” The bitcoin futures and ether futures in the Index are futures that are unleveraged, and the Index is not constructed in a way to provide a multiple of the returns of the bitcoin futures and ether futures.
Simulated Performance
Funds taking a “long” position in ether futures contracts or a “long” position in both ether futures contracts and bitcoin futures contracts:
9. Please supplementally discuss how the Fund would be expected to perform during significant market downturns in the price of ether and ether futures, such as the downturn that occurred on May 19, 2021, or during significant market downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022 and November 8 and 9, 2022.
Because the Fund’s investment in bitcoin futures and ether futures will be long, market-capitalization weighted, Registrant would expect the Fund to have negative returns during significant daily downturns in the price of bitcoin and bitcoin futures or ether and ether futures in proportion to each contract’s weighting. Registrant also notes that the price movements of ether and bitcoin, and therefore bitcoin futures and ether futures, generally have been correlated and that ether, which has a smaller market capitalization and therefore exposure to which will comprise a smaller proportion of the Fund than exposure to bitcoin, has generally been more volatile.
As an example, on May 19, 2021, the return of ether futures was -23.13%, while the return of bitcoin futures was -8.83%, and ether futures represented 32.77% of the market and bitcoin futures represented 67.23% of the market. Therefore, the Fund would be expected to return -13.52%.
On June 13, 2022, the return of bitcoin futures was -26.39% and the return of ether futures was -20.09%, and ether futures represented 25.57% of the market and bitcoin futures represented 74.43% of the market. Therefore, the Fund would be expected to return -21.70%.
On November 8, 2022, the return of bitcoin futures was -18.38% and the return of ether futures was -13.26%, and ether futures represented 32.34% of the market and bitcoin futures represented 67.66% of the market. Therefore, the Fund would be expected to return -14.92%.
On November 9, 2022, the return of bitcoin futures was -13.30% and the return of ether futures was -13.63%, and ether futures represented 31.06% of the market and bitcoin futures represented 68.94% of the market. Therefore, the Fund would be expected to return -13.53%.
10. Please supplementally discuss how the Fund would be expected to perform during significant daily upturns in the price of ether and ether futures, such as the upturn that occurred on November 10, 2022.
For the same reasons stated above in response to Comment #9, Registrant would expect the Fund to have positive returns during significant daily upturns in the price of ether and ether futures. On November 10, 2022, ether futures returned 15.43% and bitcoin futures returned 13.86%, and ether futures represented 30.38% of the market and bitcoin futures represented 69.62% of the market. Therefore, the Fund would be expected to return 14.34%.
Subsidiary

Funds investing in futures contracts through a subsidiary
11. Please supplementally confirm that:
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the financial statements of the subsidiary will be consolidated with those of the Fund (if not, please explain why);
Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.
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the subsidiary and its board will agree to (a) inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder, and (b) designate an agent for service of process in the United States; and
The Subsidiary and its board of trustees will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder. The Subsidiary and its board of trustees will agree to designate an agent for service of process in the United States.
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the subsidiary’s management fee, if any, will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Fee Table.
The Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.
Principal Investment Strategies
Where disclosure is requested, please include in the Fund’s summary prospectus.
12. Please disclose in boldface type that the Fund will not invest directly in ether or bitcoin.
This disclosure is included in boldface type in the Fund’s Principal Investment Strategy section.
13. Please supplementally confirm that the Fund will not seek economic exposure to ether, or to ether and bitcoin that exceeds 100% of the Fund’s net assets.
Registrant confirms that the Fund will not seek economic exposure to ether, or to ether and bitcoin that exceeds 100% of the Fund’s net assets
14. Please disclose that the Fund will obtain exposure to ether or bitcoin only through cash- settled futures traded on an exchange registered with the Commodity Futures Trading Commission, which currently means the CME, investment companies that are registered under the Investment Company Act, or operating companies whose securities are registered under the Securities Exchange Act of 1934 and are publicly traded, and revise or delete any disclosure that is inconsistent with this statement.
Registrant revised its disclosure in the Fund’s Principal Investment Strategy section to be consistent with the above statement.
15. Please explain the Fund’s strategy with respect to the “rolling” of ether futures contracts or bitcoin futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, please explain why.
This disclosure is included in the Fund’s Principal Investment Strategy section.
16. If the Fund may enter into reverse repurchase agreements or similar financing transactions, please disclose the purpose of such transactions (e.g., for investment and/or tax purposes).
Registrant added disclosure regarding the use of reverse repurchase agreements for investment and/or tax purposes to the Fund’s Principal Investment Strategy section and added corresponding risk disclosure in “Borrowing and Leverage Risk” in the Principal Risks and Additional Information Regarding Principal Risks sections.
17. Please describe ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain; the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively; the applications and use cases that the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, among other things. Also, with regard to Ethereum, describe the role that the Ethereum Foundation plays in the development of the blockchain.
Registrant includes a description of the above information in detail in the Fund’s prospectus in the “Overview of the Fund” section. Registrant revised the Principal Investment Strategy section to include a cross-reference to such disclosure.
Principal Risks
Please include requested disclosure in the Fund’s summary prospectus.
18. Given the inability of ETFs to close to new investors, please disclose the impact of any CME- or FCM-imposed capacity limits, including the CME’s position limits and accountability levels, on the Fund’s ability to achieve its target investment in ether futures or bitcoin futures. Disclose other factors that may impact the Fund’s ability to carry out its investment strategy, including high margin requirements and the unavailability of counterparties.
Registrant includes “Bitcoin Futures and Ether Futures Capacity Risk” and “Counterparty Risk” in its Principal Risk section, which disclose the above statements.

19. Please disclose that there may be differences in returns between ether futures and ether, or bitcoin futures and bitcoin, due to divergence in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to ether futures or bitcoin futures.
Registrant includes “Futures Strategy Risk” and “Bitcoin Futures and Ether Futures Risk” in its Principal Risk section, which disclose the above risks.
20. Please discuss any risks related to the use of leverage in ether futures or bitcoin futures investing, including the use of reverse repurchase agreements for investment and/or tax purposes.
Registrant revised the “Borrowing and Leverage Risk” in its Principal Risk section to reflect the use of reverse repurchase agreements and to disclose the above statements.
21. Please disclose the risks associated with concentrating more than 25% of the Fund’s total assets in investments that provide exposure to ether, or ether and bitcoin.
Registrant includes “Concentration Risk” in its Principal Risk section, which discloses the above risk.
22. If using a subsidiary, please disclose the risks related to the size of the Fund’s investment in the subsidiary exceeding 25% of total assets, including any potential adverse tax consequences for the Fund.
Registrant includes “Tax Risk” and “Subsidiary Investment Risk” in its Principal Risk section, which disclose the above risk.
23. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio investments, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made purchases and redemptions in kind. Disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.
Registrant includes “Cash Transaction Risk” in its Principal Risk section, which discloses the above risk.
24. Please disclose that ether may be determined to be a security or to be offered and sold as a security under federal or state securities laws.
Registrant added this disclosure to the “Ether Risk” disclosure in the Principal Risks section.
25. Please disclose, with sufficient specificity and detail, the types of adverse consequences for the Fund and its shareholders if ether is determined to be a security or to be offered and sold as a security under federal or state securities laws.
Registrant added this disclosure to the “Ether Risk” disclosure in the Principal Risks section.
26. Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.
Registrant discloses these risks in the “Bitcoin Risk” and “Ether Risk” disclosures in the Principal Risks section.
27. Please disclose that crypto asset trading platforms on which ether or bitcoin is traded, and which may serve as a pricing source for the calculation of the ether or bitcoin reference rate that is used for the purposes of valuing the Fund’s investments, are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.
Registrant added such disclosure to the “Bitcoin Futures and Ether Futures Risk” disclosure in the Principal Risks section.
28. Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.
Registrant discloses these risks in the “Bitcoin Risk” and “Ether Risk” disclosures in the Principal Risks section.
29. Please disclose that ether and ether futures are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.
Registrant discloses these risks in the “Bitcoin Risk” and “Ether Risk” disclosures in the Principal Risks section.
30. Please disclose that individuals or organizations holding a large amount of ether or bitcoin (also known as “whales”) may have the ability to manipulate the price of ether or bitcoin.
Registrant discloses these risks in the “Bitcoin Risk” and “Ether Risk” disclosures in the Principal Risks section.
Funds taking a “long” position in ether futures contracts or a “long” position in both ether futures contracts and bitcoin futures contracts should also address the following:
31. Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. Explain how the value of ether futures contracts in which the Fund invests may be impacted by an attack.
Registrant discloses this information in the “Ether Risk” disclosures in the Principal Risks section and added this disclosure to the “Ether and Ether Futures Risk” in the Item 9 risk disclosure section.
32. Please disclose that the Bitcoin blockchain may be vulnerable to attacks to the extent that there is a “miner” or group of “miners” that possesses more than 50% of the blockchain’s “hashing” power. Explain how the value of bitcoin futures contracts in which the Fund invests may be impacted by an attack.
Registrant discloses this information in the “Bitcoin Risk” disclosures in the Principal Risks section and added this disclosure to the “Bitcoin and Bitcoin Futures Risk” in the Item 9 risk disclosure section.
33. Please disclose that proposed changes to the Ethereum blockchain’s protocol or Bitcoin blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain). Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.
Registrant added this disclosure to the “Ether Risk” and “Bitcoin Risk” disclosures in the Principal Risks section.
34. Please disclose that the Ethereum blockchain’s protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers. Also, with regard to Ethereum, discuss the exploit of The DAO’s smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.
Registrant added this disclosure to the “Ether Risk” and “Bitcoin Risk” disclosures in the Principal Risks section. Registrant also notes that the risks of malicious actors in a blockchain are also disclosed in “Bitcoin Investing Risk – Cybersecurity” and “Ether and Ether Futures Risk – Cybersecurity” risk disclosure in the statutory section.
35. Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).
Registrant added this disclosure to the “Ether Risk” and “Bitcoin Risk” disclosures in the Principal Risks section.
36. With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.
Registrant added this disclosure to the “Ether Risk” disclosures in the Principal Risk section.
37. With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography, and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin.
Registrant added this disclosure to the “Bitcoin Risk” disclosures in the Principal Risk section.
Funds taking a “long” position in both ether futures contracts and bitcoin futures contracts should also address the following:
38. Please explain that the price movements of ether and bitcoin generally have been highly correlated and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.
Registrant added this disclosure to “Bitcoin and Ether Market and Volatility Risk” in the Principal Risk section.
Concentration

39. Please note that we believe that investments in ether futures and bitcoin futures fall within a fund’s concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund’s planned investment in ether futures, or ether futures and bitcoin futures, and its exposure to ether, or ether and bitcoin, as a result, we believe the Fund’s fundamental concentration policy should address these investments. We note that a fund may categorize its investments in any reasonable industry, as appropriate.
Registrant includes investments in ether, bitcoin, ether futures and bitcoin futures within the Fund’s concentration policy in the SAI in accordance with the Staff’s position stated above.
Exhibits
40. Please supplementally confirm that the Fund’s investment advisory agreement, legal opinion, and any other required exhibits, including amendments to the Fund’s agreements with service providers and underwriters and distributors, have been filed as exhibits to the registration statement or will be filed as exhibits to the registration statement in a post-effective amendment filed around the time of effectiveness.
Registrant confirms that the Fund’s investment advisory agreement, legal opinion, and any other required exhibits, including amendments to the Fund’s agreements with service providers and underwriters and distributors, will be as exhibits to the registration statement in a post-effective amendment filed around the time of effectiveness.
General
41. Please do not refer to the markets on which ether and bitcoin trade as “exchanges.” As these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act, please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are “exchanges.”
Registrant revised the disclosure to remove references to the markets on which ether and bitcoin trade as “exchanges.” However, Registrant notes the methodology utilized by CME for ether futures and bitcoin futures refers to the trading platforms that comprise Bitcoin Reference Rate and Ether Reference Rate as “Constituent Exchanges.” Registrant did not modify the description of the CME methodology to change this terminology but included disclosure to explain that such Constituent Exchanges are not registered as national securities exchanges under Section 6 of the Securities Exchange Act.
42. Please do not refer to ether, bitcoin, or similar crypto assets as “cryptocurrency” or “digital currency” as they presently are not widely accepted as a medium of exchange.
Registrant revised the disclosure to remove references to ether, bitcoin, or similar crypto assets as “cryptocurrency” or “digital currency.”
43. Please supplementally confirm that the Fund’s code of ethics applies to transactions in ether, ether futures, bitcoin, or bitcoin futures and that Access Persons, as defined in Rule 17j-1 of the Investment Company Act, will be required to pre-clear such transactions.
The Fund’s code of ethics (the “Code of Ethics”) applies to transactions in bitcoin, ether, bitcoin futures and ether futures. The Code of Ethics requires employees to pre-clear transactions in cryptocurrencies or other digital assets (i.e., bitcoin and ether) and prohibits transactions in futures (i.e., bitcoin futures and ether futures).
Additional Comments
44. Please complete all missing or blank parts of the registration statement.
Registrant will complete all missing or blank parts of the registration statement in the Rule 485(b) filing.
45. In the Principal Investment Strategy section, please define or explain what is meant by “market capitalization-weighted” in the context of bitcoin futures and ether futures.
Registrant added an explanation of what is meant by “market capitalization-weighted” in the context of bitcoin futures and ether futures to the Principal Investment Strategy section.
46. In the Principal Investment Strategy section, please add disclosure clarifying that the Fund seeks to invest in a targeted combination of the bitcoin futures and ether futures so that the total economic exposure on a net basis does not exceed the net assets of the Fund.
Registrant added this disclosure to the Principal Investment Strategy section.
47. In the Principal Investment Strategy section, remove the phrase “or subject to the rules of” from the second sentence of the second paragraph.
Registrant removed the phrase “or subject to the rules of” from the relevant disclosure which is now the fourth paragraph in the Principal Investment Strategy section.
48. Throughout the prospectus and statement of additional information, please use defined terms such as “Bitcoin Future” and “Ether Futures” consistently, rather than creating the defined terms with initial capitalization and then not using initial capitalization in certain instances.
Registrant revised the prospectus and statement of additional information to use defined terms consistently.

49. Please tailor the risk disclosures to align with the Fund’s investment strategy and policies. For example, in the “Futures Strategy Risk” tile, please revise or remove the following statement: “(d) the Adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors,” unless these factors are relevant to the adviser’s management of the Fund. In other risk tiles, consider whether any usage of “securities” is accurate in light of the Fund’s investment strategy and policies.
Registrant tailored the risk disclosures to align with the Fund’s investment strategy and policies. Registrant notes that certain usage of “securities” is accurate in light of the Fund’s investment strategy and policies because Registrant may invest in investment companies or operating companies that invest in bitcoin, ether, bitcoin futures or ether futures.
50. The registration statement currently uses terms such as “Adviser” and “Advisor” interchangeably. Please choose one defined term and use it consistently throughout.
Registrant revised the disclosure to use the term “Adviser” consistently throughout the prospectus and SAI.
51. In the “Bitcoin and Ether Futures Capacity Risk” tile, please add the word “adverse” before “tax consequences” in the sentence that says: “Exceeding this amount may have tax consequences.”
Registrant revised the disclosure to add “adverse” before “tax consequences” in the disclosure.
52. In the “Bitcoin and Ether Risk” tile, the term “Bitcoin and Ether Network” does not appear to be a previously defined term but is used here as if it is a defined term. Please either define that term or revise the references to clarify that there is not a single network for bitcoin futures and ether futures (i.e., there is a bitcoin network and an ether network which are entirely separate and unrelated).
Registrant revised the “Bitcoin and Ether Risk” tile to be two separate risk tiles – “Bitcoin Risk” and “Ether Risk” –and revised all defined terms throughout the prospectus and SAI accordingly.
53. Please revise the “Bitcoin and Ether Risk” tile to acknowledge that, while there is a risk if a person or group gains control of 51% of the Bitcoin Network, the same type of risk arises for the Ether Network at a lower threshold of control (e.g., 33%).
Registrant revised the “Bitcoin Risk” and “Ether Risk” tiles to acknowledge that there is a risk if a person or group gains control of more than 50% of the Bitcoin Network and that there is the same type of risk for the Ether Network at a lower threshold of control (e.g., 33%).
54. As appropriate throughout the document, please replace “securities” with “investments.” For example, in the “Cash Transaction Risk” tile, replace “securities” with “investments” in the following statement: “…the Fund is not expected to be tax efficient and will incur brokerage costs related to buying and selling securities to achieve its investment objective…”. (Emphasis added.)
Registrant replaced “securities” with “investments” or otherwise revised disclosure as appropriate throughout the prospectus and SAI.
55. In the “Active Management Risk” tile, the word “Allocation” is capitalized but does not appear to be a previously defined term. Please revise as appropriate.
Registrant revised the “Active Management Risk” tile with disclosure applicable to the Fund’s investment strategy.
56. There are references to a subadviser at several locations in the registration statement but there does not appear to be disclosure as required by Item 5(a) of Form N-1A describing any subadviser to the Fund. Please revise the disclosure accordingly.
Registrant removed all references to a subadviser in the registration statement and confirms that there is no subadviser to the Fund.
57. In the risk disclosure section in the statutory prospectus, please revise the heading of the “Bitcoin Investing Risk” tile to be “Bitcoin and Bitcoin Futures Risk” to be consistent with the “Ether and Ether Futures Risk” tile and confirm that the risk tiles contain substantially similar information.
Registrant revised the heading to read “Bitcoin and Bitcoin Futures Risk” to be consistent with the “Ether and Ether Futures Risk” tile and confirms that the risk tiles contain substantially similar information, though they reflect the differences between bitcoin and ether, and therefore bitcoin futures and ether futures, as disclosures in the “Bitcoin Risk” and “Ether Risk” disclosures in the summary section.
58. In the “Other Investment Companies (including ETFs) Risk” tile, please remove the following disclosure or explain why it is appropriate for the Fund to invest in such instruments.
To the extent the Fund obtains exposure to an underlying fund, including an ETF, by entering into a derivatives contract whose reference asset is the underlying fund, the Fund will not be a shareholder of the underlying fund but will still be exposed to the risk that it may fail to achieve its investment objective and adversely impact the Fund.
Registrant removed this disclosure from the “Other Investment Companies (including ETFs) Risk” tile as the Fund will not invest in swaps as part of its Principal Investment Strategy.

59. In the “Subsidiary Investment Risk” tile and throughout the document as appropriate, please revise the disclosure to reflect the Fund’s investment strategy and policies, which do not involve investing in commodities markets or derivatives based on commodities.
Registrant revised the “Subsidiary Investment Risk” tile and the document to reflect the Fund’s investment strategies and policies, which may not involve investing in commodities markets or derivatives based on commodities.
60. In the “Subsidiary Investment Risk” tile, please revise the disclosure to reflect the Fund’s investment strategy and policies, which do not involve investing in commodity and financial futures and options.
Registrant revised the “Subsidiary Investment Risk” tile and the document to reflect the Fund’s investment strategies and policies, which may not involve investing in commodities markets or derivatives based on commodities.
61. In the “Aggressive Investment Technique Risk” tile, please revise the disclosure to reflect the Fund’s investment strategy and policies and, specifically, only list the types of investments that the Fund will hold.
Registrant removed the “Aggressive Investment Technique Risk” tile.
62. In the “Investment Policies and Techniques” section of the SAI, please clarify that the following statement is true only at the end of each quarter of the Fund’s tax year: “The Fund will invest up to 25% of its total assets in a wholly-owned and controlled subsidiary.” Alternatively, please reconcile the statement with the following statement which also appears in that same section of the SAI: “The Fund’s investment in the Subsidiary may not exceed 25% of the value of its total assets, as measured at the end of the quarter of its taxable year.”
Registrant revised the disclosure to clarify that the statement is only true at the end of each quarter of the Fund’s taxable year.
63. In the “Investment Policies and Techniques” section of the SAI, please revise the disclosure to reflect the Fund’s investment strategy and policies, which do not involve investing in commodity and financial futures and options.
Registrant revised the disclosure to reflect the Fund’s investment strategy and policies, which may not involve investing in commodity and financial futures and options.
64. Please revise the “Investment Policies and Techniques” section of the SAI to remove disclosure relating to investments that will not be utilized by the Fund, which may include exchange-traded products (other than ETFs) and swap agreements.
Registrant revised the “Investment Policies and Techniques” section of the SAI to remove disclosure relating to investments that will not be utilized by the Fund.
65. In the “Purchases and Redemptions – Rejection of Purchase Orders” section of the SAI, please remove the disclosure that states that the Fund may reject or revoke acceptance of a purchase order transmitted to it when the acceptance of the order would, in the opinion of counsel, have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund's tax status) (Emphasis supplied.)
Registrant respectfully declines to make the requested modifications to the “Purchases and Redemptions – Rejections of Purchase Orders” section of the SAI.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick*
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC